Exhibit 99.1

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
& Corporate Communications
 (905) 286-3000

For Immediate Release:

BIOVAIL REPORTS SECOND-QUARTER 2009 FINANCIAL RESULTS

Company Records Total Revenues of $194 Million;
U.S. GAAP EPS of $0.15, Cash EPS of $0.59;
Company Invests $770 Million in Q2/09;
Strong Cash Flows, Recent Financings Provide Resources to Accelerate Strategy

TORONTO, Canada, August 6, 2009 – Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and six-month periods ended June 30, 2009. To the extent that this news release contains forward-looking statements, investors are cautioned that these are based on the Company’s current views, and actual outcomes are not certain. For more information, see the note on forward-looking information following the conference call details in this news release.

“I am pleased by the progress we’ve made since adopting our new strategy in May 2008. The successes of the past year have solidified Biovail’s near-term financial performance. The Company is building a promising development pipeline in specialty central nervous system (CNS) disorders that is required for long-term growth,” said Biovail Chief Executive Officer Bill Wells. “The second quarter was particularly productive, with $770 million invested in support of our new strategy, including two acquisitions and one collaboration agreement. Our product pipeline now contains multiple development programs that target unmet medical needs in our core therapeutic area, and our first specialty CNS product continues to perform strongly in the U.S. market.

“However, there is much still to do. The strong ongoing cash flows of our business, in conjunction with our recent success in accessing $900 million in total credit, provide us with the necessary resources to continue to be aggressive in our business-development efforts. Today’s global financial environment is also creating a number of interesting, and actionable opportunities that may allow further progress as we build a leadership position in specialty CNS markets. Moving Biovail to high growth is a priority for Biovail’s senior management team.”

Financial Results
Total revenues for the three months ended June 30, 2009 were $193.5 million, compared with $186.1 million for the second quarter of 2008. Total revenues for the six months ended June 30, 2009 were $366.9 million, compared with $394.6 million for the first six months of 2008. Second-quarter 2009 net income, in accordance with United States Generally Accepted Accounting Principles (GAAP), was $24.1 million compared with a loss of $25.3 million for the corresponding 2008 period. Net income for the first half of 2009 was $63.1 million, compared with $31.1 million in the same period a year earlier. On a per-share basis, Biovail recorded GAAP earnings per share (EPS) of $0.15 for the second quarter of 2009, compared with a GAAP loss per share of $0.16 for the second quarter of 2008. In the first half of 2009, GAAP EPS were $0.40, compared with EPS of $0.19 for the first half of 2008.

Specific Items Affecting Operations
The following table displays specific items that affected results in the second quarter and first half of 2009 and 2008, respectively, and the impact of each individual item on diluted EPS.

	Three Months Ended June 30				Six Month Ended June 30
	2009		2008		2009		2008
[$ in 000s, except per share data; Income (Expense)]	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact	Amount	EPS Impact
Acquired in-process research and development(1)	$(30,414)	$(0.19)	$–	$–	$(30,414)	$(0.19)	$–	$–
Gain on auction rate security settlement	22,000	$0.14	–	$–	22,000	$0.14	–	$–
Restructuring costs	(11,367)	$(0.07)	(51,760)	$(0.32)	(12,715)	$(0.08)	(51,760)	$(0.32)
Acquisition–related costs	(5,596)	$(0.04)	–	$–	(5,596)	$(0.04)	–	$–
Impairment losses on debt and equity securities	(1,617)	$(0.01)	(489)	$–	(4,324)	$(0.03)	(4,105)	$(0.03)
SEC Consent Decree – independent consultant costs(2)	(1,546)	$(0.01)	–	$–	(2,973)	$(0.02)	–	$–
Proxy contest costs(2)	(629)	$–	(5,414)	$(0.03)	(629)	$–	(5,414)	$(0.03)
Write–down of deferred financing costs(3)	(537)	$–	–	$–	(537)	$–	–	$–
Gain on disposal of investments	344	$–	3,461	$0.02	338	$–	3,461	$0.02
Legal settlements	–	$–	(24,648)	$(0.15)	(241)	$–	(24,648)	$(0.15)
Management succession costs(2)	–	$–	(6,052)	$(0.04)	–	$–	(6,052)	$(0.04)
Equity loss	–	$–	–	$–	–	$–	(1,195)	$(0.01)
Total	$(29,362)	$(0.19)	(84,902)	$(0.53)	(35,091)	$(0.22)	(89,713)	$(0.56)

(1) Included in research and development expenses.
(2) Included in selling, general and administrative expenses.
(3) Included in interest expense.

In the second quarter of 2009, Biovail’s financial performance was affected by a number of items that, in aggregate, negatively impacted net income by $29.4 million and EPS by $0.19. These include $30.4 million (including transaction costs) related to the collaboration agreement with ACADIA Pharmaceuticals, Inc. (ACADIA) for pimavanserin; $11.4 million in restructuring costs, primarily related to the ongoing closures of the Company’s manufacturing facilities in Puerto Rico and its research-and-development site in Mississauga; $5.6 million in transaction costs associated with the acquisition of the worldwide rights to tetrabenazine in June 2009 and $1.5 million in respect of U.S. Securities and Exchange Commission (SEC) consultant costs. Partially offsetting these items were proceeds of $22.0 million in respect of the settlement of arbitration proceedings related to Biovail’s investment in auction rate securities.

In the second quarter of 2008, Biovail accrued a $51.8-million charge related to the closure of the Company’s Puerto Rico manufacturing facilities and the closure of its research and development facility in Dublin, Ireland. In addition, Biovail incurred a charge of $24.6 million related to an agreement with the U.S. Attorney’s Office for the District of Massachusetts related to their investigation into the 2003 commercial launch of Cardizem® LA. Biovail also incurred costs of $6.1 million in expenses in the second quarter of 2008 related to management succession; $5.4 million associated with the 2008 proxy contest and a $0.5-million loss on impairment of investments, relating primarily to the Company’s portfolio of auction rate securities. These charges were partially offset by a $3.5-million gain on the sale of Biovail’s investment in Financière Verdi (formerly Ethypharm S.A.). These specific items had an aggregate negative impact of $84.9 million in the second quarter of 2008, or $0.53 per common share.

Second-Quarter 2009 Financial Performance

The following table summarizes Biovail’s product revenue performance in the second quarter and first half of 2009, compared with the corresponding periods in 2008:
($000s)	Q2/09 Revenues	Q2/08 Revenues	Change (%)	H1/09 Revenues	H1/08 Revenues	Change (%)
Wellbutrin XL®	37,135	30,420	22	57,255	89,276	(36)
Xenazine®	11,048	-	N/A	17,731	-	N/A
Aplenzin™	1,670	-	N/A	5,491	-	N/A
Zovirax®	36,278	37,525	(3)	69,189	74,655	(7)
Ultram® ER	16,584	19,166	(13)	37,180	43,270	(14)
Biovail Pharmaceuticals Canada	18,219	18,413	(1)	33,527	34,653	(3)
Cardizem® LA	8,875	10,485	(15)	17,062	20,692	(18)
Legacy Products	40,567	40,191	1	81,146	73,338	11
Generics	17,154	18,937	(9)	34,025	36,167	(6)
Glumetza® (US)	186	529	(65)	503	529	(5)
Total Product Revenues	187,716	175,666	7	353,109	372,580	(5)
N/A – Not applicable

Product revenues for the second quarter of 2009 were $187.7 million, compared with $175.7 million in the second quarter of 2008, a 7% increase that reflects higher revenues from Wellbutrin XL® and the inclusion of revenues from Xenazine®/Nitoman® and Aplenzin™. Partially offsetting factors include lower revenues from Ultram® ER, Zovirax®, Cardizem® LA and Biovail’s portfolio of generic products. Product revenues for the six months ended June 30, 2009 were $353.1 million compared with $372.6 million for the six months ended June 30, 2008.

Product revenues for Wellbutrin XL® were $37.1 million in the second quarter of 2009, compared with $30.4 million in the corresponding period in 2008. This increase reflects the acquisition of U.S. commercial rights to the product in May 2009. In the first half of 2009, Wellbutrin XL® revenues were $57.3 million, compared with $89.3 million in the first half of 2008, reflecting the May 2008 introduction of generic competition for the 150mg dosage strength of the product.

Launched in November 2008 by Biovail’s marketing partner Ovation Pharmaceuticals, Inc. (acquired by H. Lundbeck A/S in February 2009), Xenazine® generated second-quarter 2009 revenues of $11.0 million. In Canada, Nitoman® generated revenue of $1.1 million in the second quarter of 2009, which is included in Biovail Pharmaceutical Canada’s revenues.

Aplenzin™, which was launched in April 2009 by Biovail’s marketing partner sanofi-aventis US, generated revenues of $1.7 million in the second quarter of 2009. The 174mg strength of Aplenzin™ was launched in the U.S. in July 2009.

Biovail recorded revenues of $16.6 million for Ultram® ER (extended-release tramadol hydrochloride tablets) in the second quarter of 2009, compared with $19.2 million in the corresponding period in 2008. In the first half of 2009, Ultram® ER generated revenues of $37.2 million, compared with $43.3 million in the corresponding period in 2008. Year-over-year performance reflects lower prescription volumes and a reduction in Biovail’s supply price from 37.5% of net sales in 2008 to 35% of net sales in 2009, partially offset by price increases implemented over the last 12 months. In the second quarter of 2009, a competing once-daily formulation of tramadol was launched in the U.S market. Additionally, Ultram® ER is the subject of patent-infringement litigation in the U.S. District Court for the District of Delaware.  The trial has ended and a ruling can come at any time. A ruling of non-infringement could allow for the launch of a generic formulation of Ultram® ER in the U.S. market.

Revenues for Biovail’s Zovirax® franchise were $36.3 million in the second quarter of 2009 and $69.2 million in the first half of 2009, compared with $37.5 million and $74.7 million in the prior-year periods. The decreases reflect a 4% decrease in prescription volume and the timing of wholesaler purchases, partially offset by price increases implemented over the last 12 months. In the second quarter of 2009, Zovirax® Ointment and Zovirax® Cream held a combined 76.3% share of the topical herpes market.

Second-quarter 2009 revenues for BPC were $18.2 million, compared with $18.4 million in the prior-year period. First-half 2009 revenues for BPC were $33.5 million, compared with $34.7 million in the first half of 2008. This performance reflects the inclusion of Nitoman® revenues in 2009 and higher sales of Wellbutrin® XL, Tiazac® XC, Glumetza® and Ralivia™, which were more than offset by the negative impact of a weakening Canadian dollar. In Canadian dollar terms, BPC revenues in the second quarter and first half of 2009 increased 15% and 16%, respectively, compared with the corresponding periods in 2008.

In the second quarter of 2009, Cardizem® LA generated revenues of $8.9 million, compared with $10.5 million for the corresponding period in 2008. In the first half of 2009, Cardizem® LA generated revenues of $17.1 million, compared with $20.7 million in the first half of 2008. The decreases in sales for the three and six months ended June 30, 2009 reflect lower prescription volumes and a reduction in inventory levels in anticipation of the introduction of generic competition, which more than offset the positive impact of price increases implemented over the last 12 months. The amortization of deferred revenues associated with the May 2005 transaction with Kos Pharmaceuticals, Inc. positively impacted Cardizem® LA revenues by $3.8 million in the second quarters of both 2008 and 2009. Pursuant to an agreement with Watson Pharmaceuticals, Inc. a generic formulation of Cardizem® LA can be launched upon Watson’s receipt of FDA approval. Biovail will receive a royalty based on sales of Watson’s generic version of Cardizem® LA.

Legacy products generated revenues of $40.6 million in the second quarter of 2009 and $81.1 million in the first half of 2009, compared with $40.2 million and $73.3 million in the corresponding periods in 2008, respectively. This performance primarily reflects the impact of price increases, which more than offset lower prescription volumes. In addition, sales of generic Tiazac® (distributed by Forest Laboratories, Inc.) were favourably impacted in the second quarter and first half of 2009 due to a recall involving a competitor’s product.

Product revenue for Biovail’s portfolio of generic products, distributed by Teva Pharmaceutical Industries Ltd. (Teva), was $17.2 million in the second quarter of 2009, compared with $18.9 million in the second quarter of 2008. In the first half of 2009, Biovail’s generic products generated revenues of $34.0 million, compared with $36.2 million in the first half of 2008, reflecting lower overall prescription volumes and pricing.

Research-and-development (R&D) revenue was $3.3 million in the second quarter of 2009 and $7.0 million in the first half of 2009, compared with $5.7 million and $13.1 million, respectively, in the prior-year periods. These decreases reflect lower volumes of clinical research and laboratory testing services provided to external customers by Biovail’s Contract Research Division (CRD), as well as the negative impact of the weakening of the Canadian dollar relative to the U.S. dollar.

Royalty and other revenue was $2.6 million in the second quarter of 2009 and $6.8 million in the first half of 2009, compared with $4.7 million and $9.0 million in the corresponding periods in 2008, respectively. The decreases reflect lower revenue based on sales of fenofibrate tablets.

Cost of goods sold for the second quarter of 2009 was $50.1 million, compared with $43.9 million in the second quarter of 2008. Gross margins based on product sales were 73.3% and 73.1% in the second quarter and first half of 2009, respectively, compared with 75.0% and 73.8% in the corresponding 2008 periods. Gross margins in the second quarter of 2009 were negatively impacted by the higher cost basis related to the Wellbutrin XL® inventory reacquired from GlaxoSmithKline plc (and subsequently sold to wholesalers), the reduced contribution from Wellbutrin XL® 150mg prior to the acquisition of full U.S. commercial rights in May 2009 as a result of the introduction of generic competition in May 2008, and the inclusion of lower-margin Xenazine®/Nitoman® product sales.  Partially offsetting factors include the impact of price increases in various products within Biovail’s commercial portfolio, lower labour and overhead costs at Biovail’s Puerto Rico manufacturing facilities and the positive impact of the weakening Canadian dollar on labour and overhead costs at the Company’s Steinbach manufacturing facility.

R&D expenditures were $44.7 million for the second quarter of 2009 and $59.2 million for the first half of 2009, compared with $21.8 million and $58.1 million for the corresponding periods in 2008, respectively. The year-over-year changes reflect an upfront payment of $30.0 million made to ACADIA under the pimavanserin collaboration agreement. Adjusting for this upfront payment, Biovail expects R&D expenses to remain above the level seen in the past several quarters as a result of the planned initiation in the third quarter of 2009 of the Phase 3 clinical program for BVF-324 (undisclosed product for the treatment of premature ejaculation), as well as incremental costs associated with the pimavanserin program. Data from the Phase 3 study evaluating 10mg and 40mg doses of pimavanserin in patients with Parkinson’s disease psychosis are anticipated in the third quarter of 2009.

Selling, general and administrative (SG&A) expenses for the second quarter of 2009 were $49.5 million, compared with $56.6 million in the second quarter of 2008. SG&A expenses for the first half of 2009 were $92.7 million, compared with $100.2 million in the corresponding period in 2008. Included in SG&A expenses in the second quarter of 2009 are $7.6 million in costs related to indemnity obligations to certain former officers, $2.2 million in compensation expense related to the issuance of deferred share units, $1.5 million in respect of the SEC consultant and $0.6 million related to proxy solicitation services. Adjusting for these and similar items incurred in the prior-year period, Biovail’s SG&A expenses in the second quarter of 2009 were down 5% to $37.5 million compared with $39.4 million in the second quarter of 2008.

Amortization expense was $21.8 million in the second quarter of 2009 and $37.3 million in the first half of 2009, compared with $11.7 million and $23.4 million in the second quarter and first half of 2008, respectively. The increase reflects the inclusion of amortization expense associated with the acquisition of Prestwick Pharmaceuticals, Inc. in September 2008 and the acquisition of U.S. commercial rights to Wellbutrin XL® in May 2009.

Balance Sheet & Cash Flow
At June 30, 2009, Biovail had cash balances of $52.9 million. The Company had $350 million in convertible debentures outstanding, and $130 million in borrowings against its new $410-million revolving credit facility.

Cash flow from operations was $97.1 million in the second quarter of 2009, compared with $67.1 million in the second quarter of 2008, which reflects the gain on the auction rate securities settlement, higher gross profit on product sales and the timing of other receipts and payments. Net capital expenditures in the second quarter of 2009 amounted to $0.8 million, compared with $7.7 million in the prior-year period. Capital expenditures are expected to remain significantly below historical levels as a result of the closure or consolidation of the Company’s facilities in Puerto Rico, Ireland, Mississauga and Chantilly, and the availability of capacity in Biovail’s recently expanded, state-of-the-art Steinbach manufacturing facility.

Cash EPS
As previously disclosed, in the fourth quarter of 2008, as a result of a change in the Company’s assessment of the realizability of approximately $350 million of net operating loss (NOL) carry-forwards in the U.S., Biovail reduced the valuation allowance against a portion of the deferred tax asset in respect of those U.S. NOLs. This reduction resulted in the recording of the related deferred tax expense and a corresponding increase in the Company’s GAAP tax rate commencing in the first quarter of 2009. However, as the use of NOLs reduces cash taxes otherwise payable, Biovail does not anticipate any significant changes to its cash tax rate in 2009. In addition, amortization expenses are likely to vary considerably between periods as Biovail executes its new strategy, which assumes significant business-development activity and, commencing this quarter, the accretion of the liability component of the convertible notes will be recognized as additional non-cash interest expense. Accordingly, to facilitate a more appropriate comparison between periods, Biovail now reports Cash EPS, which it calculates as cash flows from operating activities excluding changes in operating assets and liabilities divided by the weighted-average number of shares outstanding. Cash EPS excludes changes in operating assets and liabilities because they are subject to timing variability that could result in fluctuations not reflective of operating results.

In the second quarter of 2009, Cash EPS was $0.59 compared with $0.44 in the second quarter of 2008. Excluding specific items in the second quarter of 2009, comprised of $5.6 million in transaction costs associated with the June 2009 acquisition of the worldwide rights to tetrabenazine, $22.0 million in proceeds related to the auction rate securities settlement, $1.5 million in costs associated with the SEC consultant and $0.6 million related to proxy-solicitation activities, Cash EPS was $0.50. For more information concerning Cash EPS, please refer below to “Use of non-GAAP Financial Measures.”

Use of Non-GAAP Financial Measures
Cash EPS has been provided as Biovail believes such measures provide investors with additional information to assist in understanding critical components of Biovail’s financial results and they are useful measures for investors and management that facilitate, on an aggregate and on a per-share basis, respectively, operating comparisons between periods. Such measures do not have any standardized meanings prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies. Cash EPS is not a measure of performance under GAAP, and should not be considered in isolation of or as a substitute for net income or earnings per share prepared in accordance with GAAP. Biovail has provided a reconciliation of Cash EPS to GAAP net income and to GAAP EPS in the table below.

Table 1. Reconciliation of U.S. GAAP Net Income and EPS to Cash EPS

Amounts expressed in thousands of dollars, except per share data
	Three Months Ended		Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
GAAP Net Income (Loss)	24,090	(25,289)	63,093	31,087
GAAP Diluted EPS	$0.15	$(0.16)	$0.40	$0.19
Non-cash items:
Depreciation and amortization	32,089	25,345	58,780	50,418
Amortization of deferred revenue	(5,301)	(4,492)	(10,601)	(8,984)
Amortization, write-down of deferred financing costs	968	130	1,098	260
Amortization of discounts on long-term obligations	564	-	564	-
Deferred income taxes	400	-	8,200	-
Acquired In-process R&D	30,414	-	30,414	-
Impairment charges	9,674	51,974	12,381	55,590
Stock-based compensation	1,334	3,744	3,091	5,173
Gain on sale of investments	(344)	(3,461)	(338)	(3,461)
Payment of accrued legal settlements	-	-	(5,917)	(10,000)
Addition to accrued legal settlements	-	24,648	-	24,648
Equity loss	-	-	-	1,195
Other	192	(1,621)	169	(1,053)
Total Adjustments	69,990	96,267	97,841	113,786

Diluted EPS Impact of Total Adjustments	$0.44	$0.60	$0.62	$0.71

Cash EPS*	$0.59	$0.44	$1.02	$0.90
*EPS figures may not add due to rounding.

Conference Call

Biovail management will host a conference call and Webcast on Thursday, August 6, 2009, at 8:30a.m. EDT, for Company executives to discuss second-quarter 2009 financial and operational results. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of Biovail’s Web site at www.biovail.com. To access the call live, please dial 416-641-6124 (Toronto and International callers) and 1-866-299-8690 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EDT on Thursday, Aug 13, 2009, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 1864477#.

Caution Regarding Forward-Looking Information and "Safe Harbor" Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s progress in implementing its strategic focus, the timing, anticipated impact and associated costs and future benefits of the closures or consolidation of the Company’s Puerto Rico facilities, the Mississauga, Ontario, and Chantilly, Virginia R&D facilities, the Company’s anticipated annual cost savings from its cost-efficiency initiatives, the outcome, objectives and anticipated levels of business development efforts, the successful commercialization and launch of Aplenzin™, the Company’s intent with respect to the initiation of Phase 3 studies for BVF-324, the Company’s anticipated capital expenditures in future years, the Company’s anticipated research and development expenditures and incremental costs associated with the pimavanserin program, the timing and anticipated impact of the Company’s sale and leaseback of its corporate headquarters, the anticipated timing of the launch of a generic formulation of Cardizem® LA and Ultram® ER, the expected future taxable income in determining any required deferred tax asset valuation allowance and the impact of the reduction in valuation allowance, changes in the Company’s cash tax rate, the intent and ability to make future dividend payments, and can generally be identified by the use of words such as “guidance,” “believe,” “anticipate,” “expect,” “target,” “intend,” “plan,” “will,” “may,” “potential,” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: prescription volumes and trends, success in obtaining and developing additional CNS products, success in managing off-patent branded pharmaceuticals, the ability to launch an authorized generic formulation of Wellbutrin XL®, the intended priorities for use of cash flows, the reliability of research findings, the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, contractual disagreements with third parties, availability of raw materials and finished products, infringement and alleged infringement of our intellectual property rights and those of others, delay in or transition issues arising from the closures or consolidation of the Company’s Puerto Rico facilities, the Mississauga, Ontario, and Chantilly, Virginia R&D facilities, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, the continuation of the recent financial market turmoil, currency fluctuations, availability of capital and ability to generate operating cash flows and satisfy the applicable laws for dividend payments, the ability to manufacture and commercialize pipeline products, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail's forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2009	2008	2009	2008
REVENUE
Product sales	$187,716	$175,666	$353,109	$372,580
Research and development	3,255	5,704	6,970	13,057
Royalty and other	2,564	4,725	6,775	8,956
	193,535	186,095	366,854	394,593
EXPENSES
Cost of goods sold (exclusive of amortization of intangible assets shown separately below)	50,057	43,877	94,897	97,612
Research and development	44,692	21,759	59,220	58,091
Selling, general and administrative	49,498	56,633	92,742	100,230
Amortization of intangible assets	21,778	11,691	37,281	23,385
Restructuring costs	11,367	51,760	12,715	51,760
Acquisition-related costs	5,596	–	5,596	–
Legal settlements	–	24,648	241	24,648
	182,988	210,368	302,692	355,726
Operating income (loss)	10,547	(24,273)	64,162	38,867
Interest income	251	3,412	585	6,880
Interest expense	(4,049)	(236)	(4,389)	(478)
Foreign exchange gain (loss)	314	(1,564)	721	(1,343)
Gain on auction rate security settlement	22,000	–	22,000	–
Gain on disposal of investments	344	3,461	338	3,461
Impairment loss on debt securities	(1,617)	(270)	(4,324)	(3,190)
Impairment loss on equity securities	–	(219)	–	(915)
Equity loss	–	–	–	(1,195)
Income (loss) before provision for income taxes	27,790	(19,689)	79,093	42,087
Provision for income taxes	3,700	5,600	16,000	11,000
Net income (loss)	$24,090	$(25,289)	$63,093	$31,087

Basic and diluted earnings (loss) per share	$0.15	$(0.16)	$0.40	$0.19

Weighted-average number of common shares outstanding (000s)
Basic	158,224	160,709	158,222	160,866
Diluted	158,331	160,709	158,301	160,866

Cash dividends declared per share	$0.090	$0.375	$0.465	$0.750

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	At June 30 2009	At December 31 2008
ASSETS
Cash and cash equivalents	$52,918	$317,547
Restricted cash	5,250	–
Other current assets	187,871	172,817
	246,039	490,364
Marketable securities	14,938	21,916
Long-term investment	725	102
Property, plant and equipment, net	133,411	148,269
Intangible assets, net	1,414,853	720,372
Goodwill	100,294	100,294
Defend tax assets, net of valuation allowance	108,600	116,800
Other long-term assets, net	39,510	25,448
	$2,058,370	$1,623,565
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$217,009	$267,166
Long-term liabilities	587,229	154,800
Shareholders’ equity	1,254,132	1,201,599
	$2,058,370	$1,623,565

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$24,090	$(25,289)	$63,093	$31,087
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	32,089	25,345	58,780	50,418
Amortization of deferred revenue	(5,301)	(4,492)	(10,601)	(8,984)
Amortization and write-down of deferred financing costs	968	130	1,098	260
Amortization of discounts on long-term obligations	564	–	564	–
Deferred income taxes	400	–	8,200	–
Payment of accrued legal settlements	–	–	(5,917)	(10,000)
Acquired in-process research and development	30,414	–	30,414	–
Impairment charges	9,674	51,974	12,381	55,590
Stock-based compensation	1,334	3,744	3,091	5,173
Gain on sale of investments	(344)	(3,461)	(338)	(3,461)
Additions to accrued legal settlements	–	24,648	–	24,648
Equity loss	–	–	–	1,195
Other	192	(1,621)	169	(1,053)
Changes in operating assets and liabilities	3,001	(3,922)	(16,881)	14,859
Net cash provided by operating activities	97,081	67,056	144,053	159,732
Net cash provided by (used in) investing activities	(736,753)	1,796	(743,795)	(92,483)
Net cash provided by (used in) financing activities	394,020	(146,320)	334,689	(146,458)
Effect of exchange rate changes on cash and cash equivalents	876	(13)	424	(376)
Net decrease in cash and cash equivalents	(244,776)	(77,481)	(264,629)	(79,585)
Cash and cash equivalents, beginning of period	297,694	431,537	317,547	433,641
Cash and cash equivalents, end of period	$52,918	$354,056	$52,918	$354,056